SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an english translation of the letter dated November 21, 2012 filed by the company with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires

By letter dated November 21, 2012 the Company reported that a dividend will be paid to all shareholders registered in the Caja de Valores as of November 29, 2012. It is a cash dividend of ARS 0.111121148349 per share (ARS 4.444845933973 per ADR) and will be paid on November 30, 2012. Additionally, the Record Date corresponding to the ADR holders will be November 29, 2012.

Tax withholding is not applicable.

Gross Dividend	ARS 140,000,000
Dividend per Share (FV ARS 0.1)	ARS 0.111121148349
Dividend per ADR	ARS 4.444845933973
Percentage on Capital Stock	111.121148349%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)
November 21, 2012
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets